SIGNATURES:

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: June, 2007
Commission File Number: 000-50393
NEUROCHEM INC.
275 Armand-Frappier Boulevard
Laval, Québec
H7V 4A7
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.
Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
SIGNATURES:
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEUROCHEM INC.
June 11, 2007
By:	/s/ David Skinner
David Skinner, Vice President,
General Counsel and Corporate Secretary

Neurochem Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

For further information, please contact:

Lise Hébert, PhD Vice President, Corporate Communications	Tel: (450) 680-4572 lhebert@neurochem.com
At the 2007 Alzheimer’s Association International Conference
on the Prevention of Dementia
NEUROCHEM’S U.S. PRINCIPAL INVESTIGATOR PRESENTS UPDATE
ON TRAMIPROSATE (ALZHEMED™)
WASHINGTON, DC, June 11, 2007 — Paul S. Aisen, M.D., Professor of Neurology and Medicine at Georgetown University Medical Center, and principal investigator in the United States of Neurochem Inc.’s North American Phase III clinical trial for tramiprosate (ALZHEMED™) will present today an update on Neurochem’s investigational product candidate for the treatment of Alzheimer’s disease (AD). The presentation by Dr. Aisen will take place at the Intervention and Treatment Session, scheduled from 2:30 — 4:30 P.M. (ET), at the Alzheimer’s Association International Conference on Prevention of Dementia in Washington, DC. In his presentation entitled, A Phase III Study of the Efficacy, Safety and Disease Modification Effect of Tramiprosate in Mild-to-Moderate Alzheimer’s Disease, Dr. Aisen will review the Phase III clinical trial and provide an update.
Neurochem announced in April 2007 that an adjustment to the initial statistical model, as set out in the statistical plan, would be necessary to provide accurate results. The procedure to arrive at a reliable model involves a detailed analysis of potential confounding factors, and Dr. Aisen will present on the progress to date. In addition, Dr. Aisen will provide an update on the progress in the analysis of the Phase III clinical trial primary endpoint data. Some preliminary descriptive data shows numerical differences in favor of tramiprosate (ALZHEMED™) on the primary clinical endpoint and also shows differences between groups on the primary disease modification endpoint as measured by magnetic resonance imaging (MRI). However, work regarding the adjustment of the statistical model is ongoing and, therefore results of the Phase III clinical trial cannot be derived from the preliminary data nor can statistical significance be assigned at this time. Accordingly, no predictions or conclusions can yet be made regarding the outcome of the Phase III study.
Neurochem continues to expect to announce the top-line results of the trial during the second quarter of this year, although they may not be available within this timeframe.

The actual timing of the release of these top-line results depends on completing the adjustments to the initial statistical model.
Alzheimer’s Association News Briefing
The Alzheimer’s Association has invited Dr. Aisen to present on the tramiprosate (ALZHEMED™) program for inclusion in a news briefing to be held today, June 11, 2007, at 12:00 P.M. (ET).
Continuing Medical Education Symposium
Neurochem is also supporting a CME symposium on June 11 at 6:30 PM at the conference. The symposium, entitled Confronting the Burgeoning AD Crisis: New Frontiers, is sponsored by Professional Postgraduate Services®. The invited faculty presenters are Howard M. Fillit, MD, Steven T. DeKosky, MD and Serge Gauthier, MD, and they will examine the burden of AD and assess the need for improving diagnosis, with a special focus on shifting the treatment paradigm from managing symptoms to treating the underlying causes of the disease.
Neurochem Poster Presentations
Neurochem is also exhibiting three poster presentations on tramiprosate (ALZHEMED™) at this conference. All posters are displayed in the Exhibit Hall of the Marriott Wardman Park Hotel, open on June 10 from 10:30 A.M. to 6:30 P.M. (ET) and on June 11 from 9:30 A.M. to
4:30 P.M. (ET).
•	Presentation P-187, entitled Tramiprosate Is Neuroprotective and Reduces the Levels of Secreted Amyloid-ß in Organotypic Hippocampal Slice Cultures, will be presented by lead author Mounia Azzi.
•	André Galarneau will present GABA-Dependent Pathways in the Neuroprotective Effect of Tramiprosate against Amyloid-ß Toxicity in presentation P-190.
•	Barry D. Greenberg will present Tramiprosate Decreases Amyloid-ß Induced Erk1/2 Activity in Primary Rat Neurons by a GABA-Independent Pathway in presentation P-192.
About Neurochem
Neurochem Inc. is focused on the development and commercialization of innovative therapeutics to address critical unmet medical needs. Eprodisate (KIACTA™) is currently being developed for the treatment of Amyloid A (AA) amyloidosis, and is under regulatory review for marketing approval by the United States Food and Drug Administration, European Medicines Agency and Swissmedic. Tramiprosate (ALZHEMED™), for the treatment of Alzheimer’s disease, has completed a Phase III clinical trial in North America and is currently in a Phase III clinical trial in Europe, while tramiprosate (CEREBRIL™), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase IIa clinical trial.
To Contact Neurochem
For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1 877 680-4500 or visit our Web Site at: www.neurochem.com.

This news release contains forward-looking statements regarding tramiprosate (ALZHEMED™) as well as regarding continuing and further development efforts. These statements are based on the current analysis and expectations of management. Drug development necessarily involves numerous risks and uncertainties, which could cause actual results to differ materially from this current analysis and these expectations. Analysis regarding the results of clinical trials may not provide definitive results regarding safety, tolerability or therapeutic benefits. Even if all the endpoints sought in the clinical trials were met (which is not certain), there is no certainty that regulators would ultimately approve tramiprosate (ALZHEMED™) for sale to the public. Risks and uncertainties may include: failure to demonstrate the safety, tolerability and efficacy of our product, that actual results may vary once the final and quality-controlled verification of data and analyses has been completed, the expense and uncertainty of obtaining regulatory approval, including from the FDA, and the possibility of having to conduct additional clinical trials. Further, even if regulatory approval is obtained, therapeutic products are generally subject to: stringent on-going governmental regulation, challenges in gaining market acceptance, and competition. Neurochem does not undertake any obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise. Please see the Annual Information Form for further risk factors that might affect the Company and its business.